SECURITIE [barcode] ION

06008002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8- 36738

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Belmont Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2911 Turtle Creek Blvd, Ste 550
(No. and Street)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR - 6 2006 BRANCH OF REGISTRATIONS AND 03 EXAMINATIONS

Dallas (City) Texas (State) 75219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Boswell 214-559-9740
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One Galleria Tower (Address) 13355 Noel Road 8th Flr (City) Dallas (State) Texas 75240 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JUN 19 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mike Boswell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Belmont Asset Management, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Vice President, CFO
Title

Notary Public

JANE E. HENDERSON
Notary Public, State of Texas
My Commission Expires 10-31-08

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

SEC MAIL PROCESSING
RECEIVED
MAR 06 2006
WASH, D.C. 190 SECTION

Belmont Asset Management, Inc.

Financial Report
December 31, 2005

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Belmont Asset Management, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of Belmont Asset Management, Inc. (a wholly owned subsidiary of Belmont Trust Company, Inc.) as of December 31, 2005, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Belmont Asset Management, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Dallas, Texas
February 17, 2006

Belmont Asset Management, Inc.

Statement of Financial Condition
December 31, 2005

ASSETS		
Cash and cash equivalents	$	1,163,337
Restricted deposit with clearing broker		100,000
Receivable from clearing broker		11,990
Investment advisory fees receivable, net of allowance for doubtful accounts of $7,000		663,749
Investment in limited partnership (Note 3)		534,846
Furniture, equipment and leasehold improvements, at cost, $109,558 net of accumulated depreciation of $97,788		11,770
Other assets		65,223
Total assets	$	2,550,915

LIABILITIES AND STOCKHOLDER'S EQUITY		
Accrued referral and intermediary fees	$	167,872
Accounts payable and accrued expenses		134,903
Federal income taxes payable (Note 5)		92,818
Total liabilities		395,593
Stockholder's equity:		
Common stock - no par value, Series A shares, 91 shares authorized and issued and 73 shares outstanding		1,802,669
Treasury stock		(478,135)
Additional paid-in capital		81,905
Retained earnings		748,883
Total stockholder's equity		2,155,322
Total liabilities and stockholder's equity	$	2,550,915

The accompanying notes are an integral part of the financial statements.

Belmont Asset Management, Inc.

Statement of Operations
Year Ended December 31, 2005

Revenues:	
Commissions on securities transactions	$ 539,506
Investment advisory fees	2,690,768
Interest and dividends	36,043
Referral fees	105,684
Other	19,338
	3,391,339
Expenses:	
Employee compensation and benefits	1,798,831
Clearing fees	165,194
Data processing	72,070
Quotation/research fees	193,520
Referral fees	447,630
Occupancy	100,489
Legal and professional fees	133,900
Other operating expenses	236,311
	3,147,945
Income before realized gain on sale of investments	243,394
Realized gain on sale of investments	18,369
Net changes in unrealized depreciation of investments	(6,563)
Income before federal income taxes	255,200
Federal income tax expense	(91,813)
Net income	$ 163,387

The accompanying notes are an integral part of the financial statements.

Belmont Asset Management, Inc.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2005

	Common Stock	Treasury Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2004	$ 1,802,669	$ (478,135)	$ 81,905	$ 585,496	$ 1,991,935
Net income	-	-	-	163,387	163,387
Balance at December 31, 2005	$ 1,802,669	$ (478,135)	$ 81,905	$ 748,883	$ 2,155,322

The accompanying notes are an integral part of the financial statements.

Belmont Asset Management, Inc.

Statement of Cash Flows
Year Ended December 31, 2005

Cash flows from operating activities:	
Net income	$ 163,387
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	6,577
Unrealized loss on investments	6,563
Realized loss investment	2,900
Change in assets and liabilities:	
Decrease in receivable from clearing broker	14,125
Decrease in investment advisory fees receivable	127,764
Decrease in other assets	77,134
Increase in accounts payable and accrued commissions	61,002
Decrease in federal income taxes payable	(7,052)
Net cash provided by operating activities	452,400
Cash flows from investing activities:	
Purchases of furniture, equipment and leasehold improvements	(11,694)
Investment in partnership	(546,500)
Purchases of investments	(39,207)
Net proceeds from sales of investments	551,461
Distributions from partnership	2,191
Net cash used in investing activities	(43,749)
Net increase in cash and cash equivalents	408,651
Cash and cash equivalents at beginning of year	754,686
Cash and cash equivalents at end of year	$ 1,163,337

The accompanying notes are an integral part of the financial statements.

Note 1. Organization

Belmont Asset Management, Inc. (the Company) (originally referred to as Belmont Securities, Inc., prior to name change on January 19, 2004) is a Tennessee corporation organized in 1986 and is a wholly owned subsidiary of Belmont Trust Company, Inc. (Belmont). The Company maintains an office in Dallas, Texas.

The Company is a broker-dealer registered with Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD) engaged in the business of general securities brokerage and the rendering of other financial services related to its general securities business. Accounts are introduced on a fully disclosed basis through contractual agreements with clearing brokers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits with financial institutions and short-term time deposits and other liquid investments in debt securities with initial maturities of less than three months. The Company maintains deposits with high quality financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant risk.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets (five years). Leasehold improvements are amortized over the shorter of the useful life or lease period.

Investment Advisory Fees Receivable

Investment advisory fees receivable consist of receivables due from customers related to investment advisory services. The receivable is accrued and billed quarterly, in arrears, based on a stated percentage of the customer's portfolio balance as of the end of each quarter.

Commissions on Securities Transactions

Commissions related to securities transactions are recorded on the settlement date basis which does not differ materially from the trade date basis of accounting.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards (if any). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date.

The Company is included in the consolidated federal income tax returns filed by Belmont. The Company's provision for income taxes is recorded on the basis of filing a separate income tax return.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3. Investment in Limited Partnership

During the year ended December 31, 2005, the Company, as a limited partner, entered into an "Agreement of Limited Partnership for Belmont Enhanced Income Fund, Ltd." with Belmont Global Capital Partners, Inc. being the General Partner. The Company contributed property and cash with a fair value of $546,500 to the partnership for a 3.16% ownership interest. The partnership invests in marketable securities and other investments which are marked to market at the end of each month by the General Partner and each partner's capital position is reported to them. At December 31, 2005, the accompanying financial statements include an unrealized loss of $6,563 related to this investment.

Note 4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the rule, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2005, the Company had net capital of $1,092,281, which was $842,281, in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 36.22% at December 31, 2005.

On November 15, 2005, the Company requested the NASD to reduce its minimum capital requirement from $250,000 to $5,000. As a result the Company will no longer receive from clients or hold for clients cash or securities. This action is pending approval from the NASD.

Note 5. Federal Income Taxes

The federal income tax provision is comprised of the following components as of December 31, 2005:

Current	$	94,949
Deferred		(2,131)
	$	92,818

The tax provision for financial reporting purposes does not differ materially from amounts computed by applying the U.S. Statutory tax rate to pretax accounting income.

Note 6. Commitments

The Company leases office equipment and facilities under noncancelable operating leases expiring through 2009. At December 31, 2005, future minimum payments under these operating leases are as follows:

2006	$	105,776
2007		105,776
2008		105,776
2009		104,455
	$	421,783

Total rent expense for 2005 under all operating leases was $106,156, of which $100,489 is reported as occupancy fees and $5,667 as other operating expense in the statement of operations.

Note 7. Related Party Transactions

In 2005, the Company purchased a 3.16% limited partnership interest in Belmont Enhanced Income Fund Ltd., a related party. At December 31, 2005 the fair value of the partnership interest was $534,846 as reported by the General Partner (Belmont Global Capital Partners), also a related party, which is recorded as an investment in the accompanying statement of financial condition.

In 2005, the Company generated revenues related to advisory fees charged to Belmont Trust Company, Inc., and affiliate, in the amount of $387,780, which are included in the investment advisory fees in the accompanying statement of operations. The Company has recorded a receivable related to such fees in the amount of $101,281 at December 31, 2005.

In 2005, the Company incurred expenses related to referral fees to Belmont Global Advisors, Inc., an affiliate, in the amount of $150,679, which are included in referral fees in the accompanying statement of operations. The Company has recorded a payable related to such fees in the amount of $33,466 at December 31, 2005.

Belmont Group, Inc. provides all payroll and compensation services for the Company. The Company reimbursed Belmont Group, Inc. for all such expenses which totaled $1,759,547 for 2005. Fees in the amount of $24,000 were charged for these services and other general and administrative services during 2005 and are included in other operating expenses.

Note 8. Employee Benefit Plan

Substantially all employees of the Company are covered by a multi-employer defined contribution retirement plan, the Belmont Employees Trust Fund. The Company's contributions, which are principally based on a percentage of employees' annual contribution and are charged against income as incurred, amounted to $27,130 during 2005.

The Company matches 50% of employee contributions to the Plan up to 3% of an employee's contribution. The Company may also make additional contributions to the Plan, at its discretion, on an annual basis. These discretionary contributions are allocated to employees in the same proportion that the employee's contribution bears to the total contributions of all participants of the Plan. Contributions to the Plan are invested as directed by Plan participants.

Note 9. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit

Financial instruments recorded at fair value on the Company's statement of financial condition include cash and cash equivalents, deposits with brokers and investments. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations and receivables from and payables to affiliates and customers. Financial instruments carried at contract amounts which approximate fair value either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by other broker-dealers on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

The agreement between the Company and its clearing agent provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing agent.

Belmont Asset Management, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1
December 31, 2005

Net capital:		
Total stockholder's equity from statement of financial condition	$	2,155,322
Less non-allowable assets:		
Investment advisory fees		(434,426)
Furniture, equipment and leaseholds		(11,770)
Other assets - partnership investment and prepaid expense		(600,069)
Total non-allowable assets		(1,046,265)
Net capital before haircuts on securities positions		1,109,057
Haircut on money market funds		(16,776)
Net capital		1,092,281
Computation of basic net capital requirement:		
Minimum net capital required		(250,000)
Excess net capital	$	842,281
Aggregate indebtedness	$	395,593
Ratio of aggregate indebtedness to net capital		36.22%

Statement pursuant to Paragraph (d) (4) of Rule 17a-5:

There are no material differences between the amounts presented in the computation of net cash set forth above and the amount reported in the Company's unaudited Part II-A FOCUS report as of December 31, 2005, filed on January 26, 2006.

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3
December 31, 2005

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Schedule III

Information Relating To Possession Or Control Requirements Under Rule 15c3-3
December 31, 2005

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report On Internal Control

To the Board of Directors
Belmont Asset Management, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Belmont Asset Management, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors
Belmont Asset Management, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatement caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Dallas, Texas
February 17, 2006